                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                            PRE-EFFECTIVE AMENDMENT
                                    NO. 2 TO

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                  ------------

                        COMMISSION FILE NUMBER 022-22511

                           JAZZ CASINO COMPANY, L.L.C.
                               (Name of applicant)

   ONE CANAL PLACE, 365 CANAL STREET, SUITE 900, NEW ORLEANS, LOUISIANA 70130
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                                  ------------

           TITLE OF CLASS                                        AMOUNT
       ---------------------                                  ------------
       Senior Notes Due 2008                                  $124,520,000

                        Date of issuance: March 30, 2001

        COPIES OF ALL NOTICES AND OTHER COMMUNICATIONS SHOULD BE SENT TO:

                              FREDERICK W. BURFORD
                                    PRESIDENT
                               JCC HOLDING COMPANY
                                 ONE CANAL PLACE
                           365 CANAL STREET, SUITE 900
                          NEW ORLEANS, LOUISIANA 70130
                                 (504) 533-6000

                                 WITH A COPY TO:


                                MARK COFFIN, ESQ.
                                ADAMS & REESE LLP
                               ONE HOUSTON CENTER
                                  1221 MCKINNEY
                                 HOUSTON, TEXAS
                                 (713) 652-5151

                                  ------------

     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of this applicant.

================================================================================

                                     GENERAL

        1. GENERAL INFORMATION. Furnish the following as to the applicant.

                (a)     Form of organization:

                        a limited liability company.

                (b) State or other sovereign power under the laws of which organized:

                        Louisiana.

        2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

                On January 4, 2001, JCC Holding Company, a Delaware corporation ("JCC Holding") and its wholly-owned Louisiana limited liability company subsidiaries Jazz Casino Company, L.L.C. (the "Company"), JCC Development Company, L.L.C. ("JCC Development"), JCC Canal Development, L.L.C. ("JCC Canal") and JCC Fulton Development, L.L.C. ("JCC Fulton" and collectively with the Company, JCC Development, JCC Canal and JCC Holding, the "Debtors"), filed voluntary petitions in the United States Bankruptcy Court for the Eastern District of Louisiana (the "Bankruptcy Court") for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The Bankruptcy Court ordered that the Debtors' bankruptcy cases be jointly administered. On February 8, 2001, the Debtors filed with the Bankruptcy Court the Joint Plan of Reorganization (the "February 2001 Plan of Reorganization") and related Disclosure Statement (the "February 2001 Disclosure Statement"). By order dated February 9, 2001, the Bankruptcy Court approved the February 2001 Disclosure Statement, which was thereafter distributed to holders of claims (as defined in Section 101(5) of the Bankruptcy Code, "Claims") against and equity interests (as defined in Section 101(16) of the Bankruptcy Code, "Equity") in the Debtors. By order dated March 19, 2001, the Bankruptcy Court confirmed the February 2001 Plan of Reorganization.

                Under the February 2001 Plan of Reorganization, the assets and business of the Company revested in the Company on March 30, 2001, the date that the February 2001 Plan of Reorganization was consummated (the "Effective Date"). On the Effective Date under the February 2001 Plan of Reorganization, the Company issued term notes (the "New Notes") in the aggregate amount of $124.5 million, which will mature 7 years from their issuance and bear interest at the London Interbank Offered Rate plus 275 basis points. Under the February 2001 Plan of Reorganization, the Company issued, among other things, the New Notes in exchange for the cancellation and extinguishment of existing Claims against the Debtors as follows: (i) the holders of Claims arising under Tranches A-1, A-3 and B-1 of a bank credit agreement among JCC Holding, the Company, lenders and Banker's Trust Company, as Administrative Agent, dated as of October 29, 1998 (the "Bank Credit Agreement") received $54.94 million in New Notes and the guarantees of the New Notes by JCC Holding, JCC Canal, JCC Fulton and JCC Development (the "Guarantees"); (ii) Harrah's Operating Company, Inc. ("HOCI"), a Delaware corporation and an affiliate of the manager of the Casino, as holder of Claims arising under a certain agreement dated October 30, 1998, by and among the Company, Harrah's Entertainment, Inc. ("HET") and HOCI, Tranches A-2 and B-2 of the Bank Credit Agreement, a revolving line of credit and a lease of slot machines to the Company, received $51.64 million in New Notes and the Guarantees; and (iii) holders of claims arising under the Senior Subordinated Notes due 2009 with contingent payments of the Company issued under a previously qualified indenture received $17.94 million in New Notes and the Guarantees.

                The issuance of the New Notes was not registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. Generally, section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor or its successor under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and
        (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the New Notes under the February 2001 Plan of Reorganization satisfied such requirements of section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.


                                  AFFILIATIONS

        3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

        As of March 30, 2001:

        100% of the membership interests in the Company are owned by JCC
Holding;

        100% of the membership interests in JCC Development are owned by JCC Holding;

        100% of the membership interests in JCC Fulton are owned by JCC Holding; and

        100% of the membership interests in JCC Canal are owned by JCC Holding.

As a result of certain transactions consummated on the Effective Date pursuant to the February 2001 Plan of Reorganization, HOCI and HET may be deemed to be an affiliate of the Company through its ownership of voting securities of, and affiliate status with, JCC Holding, the sole member of the Company. On the Effective Date and pursuant to the February 2001 Plan of Reorganization, all the outstanding stock of JCC Holding, together with all options and warrants issued with respect thereto, was cancelled and discharged; and JCC Holding issued 12,386,200 shares of one class of new voting common stock, of which HOCI received 6,069,238 shares or 49%.


                             MANAGEMENT AND CONTROL

        4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

        As of March 30, 2001:

        None. The Company is a member managed, single member, limited liability company formed under the Louisiana Limited Liability, Company Law, La. R.S. 12:1301 et seq., and as such the Company does not have directors. The Company has appointed the following officers:

         Name and Mailing
              Address                          Title
       --------------------                  ----------
       Frederick W. Burford                  President
       One Canal Place

       365 Canal Street, Suite 900
       New Orleans, Louisiana 70130

       L. Camille Fowler                     Vice President-Finance,
       One Canal Place                       Treasurer and Secretary
       365 Canal Street, Suite 900
       New Orleans, Louisiana 70130

        5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

        As of March 30, 2001:

        Name and Complete                 Title of Class                       Percentage of Voting
         Mailing Address                      Owned           Amount Owned       Securities Owned
        ---------------------------    -------------------    ------------     --------------------
        JCC Holding Company            Membership Interest     1,000 units              100%
        Once Canal Place
        365 Canal Street, Suite 900
        New Orleans, LA  70130

        6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

                (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Company that are currently outstanding.

                (b) None.


                               CAPITAL SECURITIES

        7. CAPITALIZATION.

                (a) Furnish the following information as to each authorized class of securities of the applicant.

        As of March 30, 2001:

                                Amount               Amount
   Title of Class             Authorized          Outstanding
---------------------       --------------       ------------
Membership Interest          1,000 units          1,000 units
Senior Notes Due 2008       $124,520,000(1)      $124,519,758


                (1) Plus additional New Notes issued in lieu of cash interest payments in accordance with the terms of the Indenture (as defined below).

                (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

        Because the Company is a member managed, single member, limited liability company, all decisions relating to the business affairs and properties of the Company are made by JCC Holding as the sole member of the Company.

        Holders of the New Notes do not have any voting rights by reason of ownership of those securities.


                              INDENTURE SECURITIES

        8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

        The New Notes are governed by an indenture (the "Indenture") dated as of the Effective Date, between the Company, JCC Holding, JCC Canal, JCC Fulton and JCC Development as guarantors, and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of which is included as Exhibit T3C hereto. Capitalized terms used in this Section 8, which are not otherwise defined below or elsewhere in the Application, have the respective meanings assigned to them in the Indenture. The following is a description of the material terms of the Indenture. It does not, however, purport to be an exhaustive description and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Indenture.


               (a) EVENTS OF DEFAULT. The following are Events of Default under the Indenture:

                        (1) the failure by the Company to pay any installment of interest on the New Notes as and when due and payable and the continuance of any such failure for 10 days;

                        (2) the failure by the Company to pay all or any part of the principal, or premium, if any, on the New Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, failure to pay any Event Offer Price;

                        (3) any representation, warranty or statement made by or on behalf of JCC Holding or any of its Subsidiaries in the Indenture or in any Security Document or in any certificate delivered pursuant to the Indenture or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made;

                        (4) failure of JCC Holding or any Subsidiary of JCC Holding to comply with (i) the provision in the Indenture regarding limitation on transactions with Affiliates, which failure continues for 30 days, (ii) provisions in the Indenture regarding limitation on Restricted Payments, limitation on incurrence of additional Indebtedness (other than the limitation on outstanding Indebtedness of the Company as it relates to outstanding indebtedness representing reimbursement obligations under the Minimum Payment Guarantee Documents), limitation on Liens, limitation on consolidation, liquidation, dissolution, merger, purchase or sale of assets, or sale-leaseback transactions, limitation on payments of certain Indebtedness, modification of certain Indebtedness, modifications of certificate of incorporation, bylaws and certain other agreements, limitation on advances, Investments and loans, limitation on Consolidated EBITDA, casino manager, limitation on certain outstanding Obligations, or (iii) any provision regarding limitation on outstanding Indebtedness of the Company as it relates to outstanding indebtedness representing reimbursement obligations under the Minimum Payment Guarantee Documents which failure continues for five days;

                        (5) the failure by the Company or any Guarantor to observe or perform any other covenant or agreement contained in the Indenture and the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding;

                        (6) the filing by the Parent Guarantor, the Company, any Subsidiary of the Company or any Significant Subsidiary of the Parent Guarantor (in each case, a "Debtor") of a petition commencing a voluntary case under section 301 of title 11 of the United States Code, or the commencement by a Debtor of a case or proceeding under any other Bankruptcy Law seeking the adjustment, restructuring, or discharge of the debts of such Debtor, or the liquidation of such Debtor, including without limitation the making by a Debtor of an assignment for the benefit of creditors; or the taking of any corporate action by a Debtor in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing;

                        (7) the filing against a Debtor of a petition commencing an involuntary case under section 303 of title 11 of the United States Code, with respect to which case (i) such Debtor consents or fails to timely object to the entry of, or fails to seeks the stay and dismissal of, an order of relief, (ii) an order for relief is entered and is pending and unstayed on the 60th day after the filing of the petition commencing such case, or if stayed, such stay is subsequently lifted so that such order for relief is given full force and effect, or (iii) no order for relief is entered, but the court in which such petition was filed has not entered an order dismissing such petition by the 60th day after the filing thereof; or the commencement under any other Bankruptcy Law of a case or proceeding against a Debtor seeking the adjustment, restructuring, or discharge of the debts of such Debtor, or the liquidation of such Debtor, which case or proceeding is pending without having been dismissed on the 60th day after the commencement thereof;

                        (8) the entry by a court of competent jurisdiction or by the Regulating Authority of a judgment, decree or order appointing a receiver, liquidator, trustee, custodian or assignee of a Debtor or of the property of a Debtor, or directing the winding up or liquidation of the affairs or property of a Debtor, and (i) such Debtor consents or fails to timely object to the entry of, or fails to seek the stay and dismissal of, such judgment, decree, or order, or (ii) such judgment, decree or order is in full force and effect and is not stayed on the 60th day after the entry thereof, or, if stayed, such stay is thereafter lifted so that such judgment, decree or order is given full force and effect;

                        (9) (i) JCC Holding, the Company or any of their Subsidiaries (other than Unrestricted Subsidiaries of JCC Holding) shall
        (A) default in any payment of any Indebtedness (other than the Indenture Obligations) beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (B) default in the observance or performance of any agreement or condition relating to any Indebtedness (other than the Indenture Obligations) or continued in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause (determined without regard to whether any notice is required), any such Indebtedness to become due prior to its stated maturity; provided, that in the case of the Revolving Credit Agreement Documents only, such failure as described above in this clause (B) shall have continued unremedied (i.e., has not been cured or waived) for 30 days or more, or (ii) any Indebtedness (other than the Indenture Obligations) of JCC Holding or any of its Subsidiaries shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment, prior to the stated maturity thereof; provided, that it shall not be a Default or an Event of Default in this clause (9) unless the aggregate principal amount of all Indebtedness as described in preceding clauses (i) and
        (ii) is at least $5,000,000;

                        (10) final unsatisfied judgments not covered by insurance aggregating in excess of $15,000,000, at any one time rendered against JCC Holding, the Company, any Subsidiary of the Company, or any Significant Subsidiary of JCC Holding and not stayed, bonded or discharged for any period of 60 consecutive days;

                        (11) the loss of the legal right of the Company to operate slot machines at the Casino for gaming activities and such loss continuing for more than 90 days;

                        (12) a failure to comply with the provisions of the Security Documents and the continuance of such failure to comply for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the New Notes outstanding, provided that if such failure to comply materially and adversely affects (a) the Collateral, (b) the priority or perfection of the security interests purported to be created with respect to any material portion of the Collateral or (c) the rights and remedies of the Collateral Agent, the Trustee or the respective secured creditors in respect of any material portion of the Collateral, then the event of default or failure to comply, as the case may be, need only continue after the applicable cure period specified in the applicable Security Document;

                        (13) any Security Document fails to become or ceases to be in full force and effect (other than in accordance with its terms or the terms of the Indenture) or ceases (once effective) to create in favor of the Collateral Agent with respect to any material amount of Collateral, a valid and perfected Lien on the Collateral (except to the extent a valid and perfected lien on the Collateral is not required at such time under the terms of the Security Documents) to be covered thereby (unless a prior or exclusive Lien is specifically permitted by the Indenture);

                        (14) there shall occur and be continuing (i) a Termination Event under any Lease or the Casino Operating Contract, or
        (ii) a default or an event of default by the Company or any of its Subsidiaries as described and defined in any of the Leases or the Casino Operating Contract, or (iii) any event or condition which could, either immediately or with the giving of notice or lapse of time or both, enable any party to any Lease or the Casino Operating Contract other than the Company or any of its Subsidiaries to terminate or suspend it obligations under such Lease or the Casino Operating Contract, or (iv) a breach by the Company or any of its Subsidiaries of any term, covenant or agreement contained in any Lease or the Casino Operating Contract, or if, in the case of this clause (iv), in the determination of the Required Holders, such breach could reasonably be expected to have a material adverse effect on either the business, operations, property , assets, liabilities, condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole, and if such Termination Event or other event or condition described in the preceding clause (i), (ii), (iii) or (iv) remains uncured for 30 days after the occurrence thereof; provided, that (A) except as provided in the following clause (B), if (1) such Project Default cannot be cured within such 30-day period, (2) such Project Default is susceptible of cure by the Company, (3) the Company is proceeding with diligence and in good faith to cure such Project Default, (4) the existence of such Project Default does not impair the Liens on the Collateral or any leasehold interest in Collateral and (5) the Trustee shall have received a certificate of the Company stating what action the Company is taking to cure such Project Default, then, the time within which such Project Default may be cured shall be extended to such date, not to exceed a total of 120 days after the occurrence of such Project Default, as shall be necessary for the Company diligently to cure such Project Default and, (B) notwithstanding anything to the contrary contained above, there shall be no grace period, and it shall be an immediate Event of Default, if any of the Leases or Casino Operating Contracts are the subject of a Termination Event of the type described in clause (b) of the definition thereof;

                        (15) a Change of Control shall occur;

                        (16) any Gaming Authority having jurisdiction over the Casino shall determine that JCC Holding, any of its respective Subsidiaries or Affiliates or Harrah's Management Company (or the then manager of the Casino), as the case may be, to the extent that any of the foregoing Persons are required to be found suitable under the Gaming Regulations, does not qualify, or that a required suitability finding or license (including, without limitation, the Casino Operating Contract) of any of them with respect to the Casino should be revoked, not renewed or suspended for more than 10 days, or any such Gaming Authority shall have appointed a conservator, supervisor or trustee to oversee any of the operations of the Company (except, with respect to the foregoing, if (i) any such failure to be found suitable timely shall have been appealed by JCC Holding or any of its respective Subsidiaries or Affiliates or Harrah's Management Company (or the then manger of the Casino), as the case may be, and any such determination is stayed or otherwise do not prevent continued gaming operations at the Casino, or
        (ii) such failure to be found suitable is cured within any applicable cure periods, and does not prevent continued gaming operations at the Casino, or (iii) in the case of unsuitability of Harrah's Management Company, a successor manager of the Casino shall have been obtained in accordance with the requirements of the Indenture without interruption of gaming operations);

                        (17) unless no Minimum Payment Guaranty is required by the Casino Operating Contract, at any time (i) the Minimum Payment Guaranty shall expire in accordance with its terms, unless a substitute or successor guarantor assumes all obligations of the Minimum Payment Guaranty in accordance with the requirements of the Casino Operating Contract and without causing an Event of Default under following clause
        (iii), or (ii) any other event shall occur with respect to the Minimum Payment Guaranty, in each case which occurrence permits (or requires) the termination of the Casino Operating Contract, or (iii) any Person other than HET or HOC becomes a substitute or successor Guarantor providing a Minimum Payment Guaranty, unless such substitute or successor meets all requirements contained in the Casino Operating Contract and executes documentation in favor of the Trustee and the Collateral Agent which is substantially the same as the documentation (including without limitation, the Intercreditor Agreement) entered into by the Minimum Payment Guarantor on or prior the Issue Date;

                        (18) any Guaranty or any provision thereof shall cease to be a legal, valid and binding obligation enforceable against the obligor thereof, or any Guarantor shall default in its due performance of any material term, covenant or agreement on its part to be performed or observed pursuant to its Guaranty, or any default or event of default under, and as defined in, a Guaranty shall be in existence;

                        (19) (i) the Manager Subordination Agreement or any material provision thereof shall cease to be a legal, valid and binding obligation enforceable against any party thereto who has agreed to subordinate any obligations pursuant thereto, or (ii) at any time there shall be any manger of the Casino which has not executed and delivered to the Trustee a counterpart to the Manger Subordination Agreement or an assumption of the obligations of Harrah's Management Company thereunder in accordance with the requirements of the Indenture; or

                        (20) the Management Agreement (or any successive management agreement entered into with a new manager of the Casino appointed in accordance with the provisions of the Indenture) or any material provision thereof shall cease to be in full force and effect or an event of default (as defined in the Management Agreement) or any substantially similar event, however defined, in any amended or replacement Management Agreement shall have occurred.

        If an Event of Default (other than an Event of Default specified in clauses (6), (7), or (8) above with respect to JCC Holding or the Company), occurs and is continuing, then, and in every such case, unless the principal of all of the New Notes shall have already become due and payable, either the Trustee or the Holders of not less then 50% in aggregate principal amount of then outstanding New Notes, by a notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all of the principal of the New Notes, determined as set forth in the Indenture, together with accrued interest thereon, to be due and payable immediately. If an Event of Default specified in clause (6), (7), or (8) above occurs with respect to JCC Holding or the Company, all principal of, premium applicable to, and accrued interest on, the New Notes, shall be immediately due and payable on all outstanding New Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority (66 and 2/3% in the case of and Event of Default solely as a result of a breach of the obligations relating to the limitation on minimum Consolidated EBITDA) in aggregate principal amount of then outstanding New Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of amounts which have become due solely by such acceleration, have been cured or waived.

        If a Default that is not an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the uncured Default within 90 days after such Default occurs. If an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the uncured Event of Default within the earlier of 30 days after the Trustee learns of such Event of Default or 90 days after such Event of Default occurs. Except in the case of a Default in payment of principal of, or interest on, any New Note (including the payment of the Redemption Price on the Redemption Date), the Trustee may withhold the giving of notice of a Default that is not an Event of Default if and so long as a committee of Trust Officers in good faith determines that withholding the notice is in the interest of the Holders.

                (b) AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

        An Officer of the Company has executed the New Notes on behalf of the Company. To evidence its Guaranty, each Guarantor agreed that a notation referencing such Guaranty shall be set forth on the New Note. The delivery of any New Note by the Trustee, after the authentication thereof, shall constitute due delivery of the Guaranty set forth in the Indenture on behalf of each Guarantor. To evidence the Parent Guaranty, the Parent Guarantor agreed that a notation referencing such Parent Guaranty shall be set forth on the New Note. The delivery of any New Note shall constitute due delivery of the Parent Guaranty set forth in the Indenture on behalf of the Parent Guarantor. A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note, but such signature shall be conclusive evidence that the New Note has been authenticated pursuant to the terms of the Indenture. There will be no proceeds from the issuance of the New Notes because such securities (together with other securities of JCC Holding) were issued or distributed pursuant to the February 2001 Plan of Reorganization in exchange for the satisfaction and discharge of certain Claims arising from the ownership of certain securities of or Claims against the Debtors in the bankruptcy case. Accordingly, no provisions are contained in the Indenture with respect to the use by the Company of proceeds of the issuance of the New Notes.

                (c) RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

        The Company may, without requesting the release or consent of the Trustee or Collateral Agent, but in each case in the ordinary course of business: (i) sell, assign, transfer, license or otherwise dispose of and replace or substitute any worn out or obsolete machinery, equipment or personal Property, (ii) consistent with industry practices (A) sell, assign, transfer, license or otherwise dispose of inventory held for resale, (B) collect, liquidate, sell, factor, or otherwise dispose of accounts receivable or notes receivable, or (C) make ordinary course of business Cash payments from Cash that is part of the Collateral, (iii) sell or otherwise dispose of personal property that is no longer necessary in the conduct of the Company's business, (iv) sell, assign, transfer, license or otherwise dispose of Real Property in accordance with the covenant regarding asset sales set forth in the Indenture, and (v) sell, assign, transfer, license, or otherwise dispose of any Collateral as permitted by and pursuant to the express terms of any of the Security Documents. Notwithstanding the foregoing, the Company shall not dispose of or transfer (by lease, assignment, license, sale, or otherwise) or pledge, mortgage or otherwise encumber Collateral pursuant to the provisions of (ii) and (iii) above with a fair value of 10% or more of the aggregate fair value of all Collateral then existing in any transaction or any series of related transactions.

        Subject to applicable law, the release of any Collateral from Liens created by the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, will not be deemed to impair the Security Documents in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to, and in accordance with, the Intercreditor Agreement and the applicable Security Documents and are in compliance with the terms of the Indenture. To the extent applicable, without limitation (except as provided in the last sentence of this paragraph), the Company, the Guarantors and each obligor on the New Notes shall cause Section 314(d) of the Act, relating to the release of property or securities from the Liens of the Security Documents, to be complied with. Two Officers of the Company may make any certificate or opinion required by Section 314(d) of the Act, except in cases in which Section 314(d) of the Act requires that an independent person make such certificate or opinion. The Company shall not be required under the Indenture to deliver to the Trustee any certificates or opinions required to be delivered pursuant to Section 314(d) of the Act in connection with releases of Collateral in accordance with clause (ii) of the preceding paragraph, unless Section 314(d) of the Act would require such certificate or opinion to be made by an independent person.

                (d) SATISFACTION AND DISCHARGE.

        The obligations of the Company under the New Notes and the Indenture will terminate (except for certain obligations of the Company to indemnify the Trustee under certain circumstances and certain obligations with respect to unclaimed funds) when all outstanding New Notes theretofore authenticated and issued have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it.

                (e) EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

        JCC Holding or the Company is required to furnish the Trustee, within 120 days after the end of its fiscal year, an Officers' Certificate complying (whether or not required) with Section 314(a)(4) of the Act and stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, the Security Documents, the Revolving Credit Agreement and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure by the Company, any Guarantor or any Subsidiary of the Company or any Guarantor to comply with any conditions or covenants in the Indenture and, if such signer does know of such a failure to comply, the certificate shall describe such failure with particularity.

        JCC Holding or the Company is also required to furnish the Trustee within 120 days after the end of each fiscal year (so long as not then contrary to current AICPA recommendations) a written report of a firm of independent certified public accountants stating that in conducting their audit for such fiscal year, nothing has come to their attention that caused them to believe that the Company or any Subsidiary of the Company was not in compliance with the provisions set forth in certain sections of the Indenture. JCC Holding or the Company is also required to furnish the Trustee, immediately upon becoming aware of any Default or Event of Default under the Indenture or event of default under the Revolving Credit Agreement, an Officers' Certificate specifying such Default or Event of Default or event of default under the Revolving Credit Agreement as applicable, and what action the Company is taking or proposes to take with respect thereto.

        The Indenture provides that upon any application or request by the Company to the Trustee to take any action under a provision of the Indenture, the Company must furnish to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been compiled with. Any such certificate or opinion must comply with the requirements of the Act and the Indenture.

        9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

        JCC Holding Company, One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana, 70130, is a guarantor of the New Notes.

        JCC Development Company, L.L.C., One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana, 70130, is a guarantor of the New Notes.

        JCC Fulton Development, L.L.C., One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana, 70130, is a guarantor of the New Notes.

        JCC Canal Development, L.L.C., One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana, 70130, is a guarantor of the New Notes.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

        This application for qualification comprises:

                (1) Pages numbered 1 to 12, consecutively.

                (2) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

                (3) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

               Exhibit T3A.1     Operating Agreement of the Company.

               Exhibit T3A.2     Articles of Organization of the Company.

               Exhibit T3B       Not applicable.

               Exhibit T3C       Indenture dated March 30, 2001 for Senior
                                 Notes due 2008.

               Exhibit T3D       Not applicable.

               Exhibit T3E.1     Debtors' Joint Disclosure Statement as of
                                 February 8, 2001, as supplemented. (1)

               Exhibit T3E.2     Debtors' Joint Plan of Reorganization
                                 under Chapter 11 of the Bankruptcy
                                 Code as of February 8, 2001. (2)

               Exhibit T3E.3     See Exhibit T3E.1 for the Debtors' Joint
                                 Disclosure Statement as of February 8, 2001, as
                                 supplemented and Exhibit T3E.2 for the Debtors'
                                 Joint Plan of Reorganization under Chapter 11
                                 of the Bankruptcy Code as of February 8,
                                 2001. (3)

               Exhibit T3F       See Exhibit T3C for cross-reference sheet
                                 showing the location in the Indenture of the
                                 provisions inserted therein pursuant to Section
                                 310 through 318(a), inclusive, of the TIA. (4)

-------------

(1) Incorporated by reference from JCC Holding Co.'s Form 8-K dated March 29, 2001, Exhibits 2.2 and 2.3.

(2) Incorporated by reference from JCC Holding Co.'s Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001, Exhibit 2.01 (incorporating by reference
     Exhibit 2.2[2.1] to JCC Holding Co.'s Form 8-K dated March 29, 2001).

(3)  Previously filed.

(4)  Previously filed.

                                    SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Jazz Casino Company, L.L.C, a limited liability company organized and existing under the laws of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans and State of Louisiana, on the 22nd day of June, 2001.

                                       JAZZ CASINO COMPANY, L.L.C.

                                       By: JCC HOLDING COMPANY
                                       Its: Sole Member

                                       By: /s/ L. CAMILLE FOWLER
                                       ------------------------------
                                       Name: L. Camille Fowler
                                       ------------------------------
                                       Title: Vice President - Finance,
                                       Treasurer and Secretary
                                       ------------------------------

Attest: /s/ BASILE J. UDDO
       ---------------------------
  Name:    Basile J. Uddo
       ---------------------------

                               Index to Exhibits

               Exhibit T3A.1     Operating Agreement of the Company.

               Exhibit T3A.2     Articles of Organization of the Company.

               Exhibit T3B       Not applicable.

               Exhibit T3C       Indenture dated March 30, 2001 for Senior
                                 Notes due 2008.

               Exhibit T3D       Not applicable.

               Exhibit T3E.1     Debtors' Joint Disclosure Statement as of
                                 February 8, 2001, as supplemented. (1)

               Exhibit T3E.2     Debtors' Joint Plan of Reorganization
                                 under Chapter 11 of the Bankruptcy
                                 Code as of February 8, 2001. (2)

               Exhibit T3E.3     See Exhibit T3E.1 for the Debtor's Joint
                                 Disclosure Statement as of February 8, 2001,
                                 as supplemented and Exhibit T3E.2 for the
                                 Debtors' Joint Plan of Reorganization under
                                 Chapter 11 of the Bankruptcy Code as of
                                 February 8, 2001. (3)

               Exhibit T3F       See Exhibit T3C for cross-reference sheet
                                 showing the location in the Indenture of the
                                 provisions inserted therein pursuant to Section
                                 310 through 318(a), inclusive, of the TIA. (4)